SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Name of Issuer:	Two Rivers Water Company

Title of Class of Securities:	Common Stock

CUSIP Number:	90207B107

Contact Person:	G. Brian Christie
Christie Law Firm
4 Upper Newport Plaza
Suite 101
Newport Beach, CA 92660
Phone: (949) 863-9495
Fax: (949) 863-9497
Email: brianchristie@christielaw.net

Date of Event Requiring Filing:  April 11, 2012

1. Names of Reporting Persons:	Fred F. Jones Steve Hodges Roger Lefler Ken Roehrich David Cheng Keith Wilhite

The six Reporting Persons are collectively referred to herein as the “TRB Group”.

2.	(a) Shares held by each of the Reporting Members are imputed to the TRB Group.

3.

4.	Not applicable

5.	Not applicable

6.	All members of the TRB Group are citizens of the United States of America.

7.	Sole Voting Power: 5,507,140 shares

8.	Shared Voting Power: Not applicable

9.	Sole Dispositive Power: 5,507,140 shares

10.	Shared Dispositive Power: Not applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: The TRB Group owns 5,507,140 shares, held by its six members as listed above.

12.	Not applicable

13.	Percent of Class Represented by Amount in Row 11: 23.33%, based on 23,616,824 shares reported outstanding in Registrant’s most recent Form 10-K.

14.
Type of Reporting Person:  OO.  Other.  Six natural persons listed in #1 above, each of whom owns the number of shares listed in response to Item 2, formed a group (“the TRB Group”) to explore the coordinated disposition of all or a portion of their shares in a common transaction or series of transactions.

Item 1.	Security and Issuer: Refer to Cover Page.

Item 2.    Identity and Background:  The group of persons is referred to as the TRB Group.  The members of the TRB Group, who are all natural persons, are:

1.	a)	Fred F. Jones - 996,430 shares
b)	13 Pedregal Lane, Pueblo, CO 81005
c)	Consultant at Star Consulting, Inc., 13 Pedregal Lane, Pueblo, CO 81005
d)	No convictions
e)	No securities law violations
f)	Citizen of the United States of America

2.	a)	Stephen Russell Hodges - 996,430 shares
b)	P.O. Box 942, Walsenburg, CO 81089
c)	Regional Sales Manager for Southern Farm Bureau Casualty Ins.
Company, 9177 East Mineral Circle, Centennial, CO 80112
d)	No convictions
e)	No securities law violations
f)	Citizen of the United States of America

3.	a)	Roger Lefler - 996,430 shares
b)	P.O. Box 33490, Las Vegas, NV 89133
c)	Retired
d)	No convictions
e)	No securities law violations
f)	Citizen of the United States of America

4.	a)	Ken Roehrich - 996,430 shares
b)	102 Flocktown Road, Long Valley, NJ 07853
c)	Retired
d)	No convictions
e)	No securities law violations
f)	Citizen of the United States of America

5.	a)	David Cheng - 996,430 shares
b)	2923 Pullman Street, Santa Ana, CA 92705
c)	President, Accord Engineering, Inc., 2923 Pullman Street, Santa Ana, CA 92705.
Managing Principal, Accord Holdings, LLC, 19642 Vista del Valle, North Tustin, CA 92705.
Managing Principal, Water for Humanity, 2923 Pullman Street, Santa Ana, CA 92705.
d)	No convictions
e)	No securities law violations
f)	Citizen of the United States of America

6.	a)	Keith Wilhite – 524,990 shares
b)	2132 Vinewood, Pueblo, CO 81005
c)	Retired
d)	No convictions
e)	No securities law violations
f)	Citizen of the United States of America

Item 3.	Source and Amount of Funds or Other Consideration:
On August 17, 2009, the Registrant, Two Rivers Water Company, and Two Rivers Basin, LLC (“TRB”, an unrelated company) formed HCIC Holdings LLC (“HCIC”, a joint venture) for the purpose of acquiring shares in the Huerfano Cucharas Irrigation Company (an historic mutual ditch company in Colorado).  The Registrant and TRB each owned a 50% interest in HCIC.  On September 14, 2010, TRWC purchased TRB’s ownership of HCIC through a merger and the issuance of 7,500,000 shares of the Company’s stock to the eight individual members of TRB.  As part of the merger and issuance, the members of TRB agreed to lock up their shares until March 14, 2012.  Prior to the expiration of the lock up period, the individuals who had been the members of TRB, engaged an attorney to begin to explore the disposal of a portion of their common stock in a coordinated fashion and the ramifications of acting together as a group.  In support of that exploratory effort, the individuals agreed among themselves not to individually sell any shares during the exploratory period. On April 11, 2012, the TRB Group decided to move forward as a group to begin negotiating the sale of their shares. However, on April 16, 2012, two of the former members of TRB (specifically John Stroh, who is a director of Registrant, and Kevin Lowther, who is a former employee of Registrant) decided to withdraw from the TRB Group, leaving the six members listed in response to Item 2 as the members of the TRB Group.  The Registrant, in cooperation with the TRB Group and their representative, has agreed to investigate opportunities for an off-market sale of the TRB Group’s 5,507,140 shares of the Registrant’s common stock.

Item 4.	Purpose of Transaction:
The members of the TRB Group propose to dispose of a portion of their shares in a coordinated disposition, if such a disposition can be arranged on satisfactory terms.

Item 5.	Interest in Securities of the Issuer:
In its Form 10-K, filed on March 8, 2012, the Registrant reported that there were 23,616,824 shares of its common stock outstanding.  The TRB Group’s 5,507,140 shares represent 23.33% of the Registrant’s common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:
Reference is made to (i) the engagement agreement between and among the members of TRB and G. Brian Christie and (ii) a Discussion Term Sheet related to the possible terms for the contemplated disposition of a portion of the TRB Group’s shares which documents are incorporated herein by this reference.

Item 7.	Material to be Filed as Exhibits:
1.	Engagement Agreement
2.	Discussion Term Sheet

Signature:
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2012	/s/ G. Brian Christie
G. Brian Christie, Attorney
for the TRB Group